October 11, 2013
BY EDGAR AND OVERNIGHT COURIER Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attn: John Reynolds, Assistant Director	Fullbright & Jaworski LLP 1301 Mckinney, Suite 5100 Houston, Texas 77010-3095 United States Tel+1 713 651 5151 Fax+1 713 651 5246 nortonrosefulbright.com

Re:	Hi-Crush Partners LP Registration Statement on Form S-3 Filed October 1, 2013 File No. 333-191481

Ladies and Gentlemen:

On September 30, 2013, Hi-Crush Partners LP (the “Registrant”) filed its Registration Statement on Form S-3 (the “Form S-3”). By letter dated October 9, 2013, the Registrant received the comments of the staff of the Division of Corporation Finance (the “Staff”) relating to the Form S-3 (the “Comment Letter”).

In response to the Comment Letter, the Registrant has filed Amendment No. 1 to the Form S-3 (“Amendment No. 1”). The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Registrant’s responses to those comments.

General

1.	We note the disclosure throughout your prospectus that your selling security holder, Hi-Crush Proppants LLC, “may be deemed” an underwriter. It appears the selling security holder’s status as your sponsor creates an identity of interest with the issuer such that Hi-Crush Proppants LLC “is” an underwriter. Please revise or advise. For reference, see 1933 Act Rules CDI 212.15 on our website.

Response:

We acknowledge the Staff’s comment and have revised Amendment No. 1 to reflect the Staff’s comment. Please see pages 1, 61 and 63 of Amendment No. 1.

Description of Debt Securities, page 26

2.	It appears from your disclosure that the debt securities are fully and unconditionally jointly and severally guaranteed by certain of your subsidiaries. Please provide us with a detailed discussion of how you considered the guidance in Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries.

Fulbright & Jaworski LLP is a limited liability partnership registered under the laws of Texas.

Fulbright & Jaworski LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP, Norton Rose Fulbright South Africa (incorporated as Deneys Reitz, Inc.), each of which is a separate legal entity, are members of Norton Rose Fulbright Verein, a Swiss Verein. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients.

Securities and Exchange Commission October 11, 2013 Page 2

Response:

We acknowledge the Staff’s comment. We note that paragraph (f) of Rule 3-10 of Regulation S-X (“Rule 3-10”) provides an exception to Rule 3-10(a)(1). Specifically, Rule 3-10(f) states, “when a parent company issues securities and more than one of its subsidiaries guarantee those securities, the registration statement, parent company annual report, or parent company quarterly report need not include financial statements of the subsidiary guarantors if:

(1)	Each of the subsidiary guarantors is 100% owned by the parent company issuer;

(2)	The guarantees are full and unconditional;

(3)	The guarantees are joint and several; and

(4)	The parent company’s financial statements are filed for the periods specified by §§210.3-01 and 210.3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for:

(i)	The parent company;

(ii)	The subsidiary guarantors on a combined basis;

(iv)	Any other subsidiaries of the parent company on a combined basis;

(v)	Consolidating adjustments; and

(vi)	The total consolidated amounts”.

Note 1 to paragraph (f) provides that “instead of the condensed consolidating financial information required by paragraph (f)(4), the parent company’s financial statements may include a footnote stating, if true, that the parent company has no independent assets or operations, the guarantees are full and unconditional and joint and several, and any subsidiaries of the parent company other than the subsidiary guarantors are minor. The footnote also must include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of this section.” Each of the Registrant’s subsidiaries, all of which (except for Hi-Crush Finance Corp., a 100 percent owned subsidiary whose sole purpose is to act as co-issuer of any debt securities) will be guarantors (the “Guarantors”) of the debt securities registered pursuant to the Registration Statement. The Guarantors are 100% owned and the guarantees, if any, will be full and unconditional and joint and several. The Registrant has no assets or operations independent of its subsidiaries. We have included the narrative disclosures described in Note 1 and in paragraphs (i)(9) and (i)(10) of Rule 3-10 in the prospectus at page 27 under the heading “Guarantees.”

The Registrant plans to continue to provide the applicable narrative disclosures or, to the extent required, financial information relating to its subsidiaries in its periodic reports beginning with the Registrant’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 for so long as such disclosure is required by Rule 3-10.

Securities and Exchange Commission October 11, 2013 Page 3

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If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact the undersigned at (713) 651-5412.

Very truly yours,

/s/ P. Kevin Trautner

P. Kevin Trautner

cc:	Erin Wilson (Securities and Exchange Commission)

James Lopez (Securities and Exchange Commission)

Robert E. Rasmus, Co-Chief Executive Officer (Hi-Crush Partners LP)

James M. Whipkey, Co-Chief Executive Officer (Hi-Crush Partners LP)

Mark C. Skolos, General Counsel (Hi-Crush Partners LP)